

January 26, 2009

<u>**Via Facsimile and U.S. Mail**</u>

Dennis J. Block, Esq.
Cadwalader Wickersham & Taft, LLP.
One World Financial Center
New York, NY 10281

> Re: **Wilshire Enterprises, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2009**
> **File No. 1-04673**

Dear Mr. Block:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A filed January 16, 2009

General

1.   We refer you to the press release filed with your January 12, 2009 Form 8-K. Although you checked the box to identify the materials as soliciting materials pursuant to Rule 14a-12, you did not file the release under cover of Schedule 14A. Additionally, the filing was not properly tagged on EDGAR as a "PREC14A".

To ensure that you properly identify the soliciting materials you file on EDGAR, please contact the SEC's Filer Support Branch at 202.551.8900.

2.   Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

3.   Please update the proxy statement disclosure generally to fill in all blanks, to reflect new information about the actual proposals being submitted by the insurgents or other stockholders and to disclose the beneficial ownership of the company's shares. Additionally, please note the updated information regarding beneficial ownership that is reflected in the Schedule 13D/A filed by Messrs. Goldstein, Dakos and Bulldog Investors on January 21, 2009 and the revised proxy statement filed on January 22, 2009, which changes the matters upon which Full Value is soliciting.

4.   Please provide a background discussion of the contacts the company has had with the insurgent group of investors during the time period leading up to the current solicitation. You should describe in sufficient detail whether the Board responded to contacts made by the Bulldog Group and the specifics of any discussions between the parties.

5.   Throughout your proxy, you reference the actions the company is taking to maximize stockholder value. Please provide greater detail and support for your statements by identifying specific actions or on-going negotiations that the Board or the Strategic Planning Committee have taken or intend to take. Additionally, provide quantitative or qualitative information regarding how the company will, for example, "increase[e] value by adding to its asset portfolio," and if material, disclose the general characteristics of the "specific properties" you are evaluating. Clarify the statement that you are evaluating "existing loans for possible acquisitions at attractive prices…"

Participants in the Solicitation, page 6

6.   Clarify in the paragraph under this heading that the company is a participant as defined in Instruction 3 to Item 4 of Schedule 14A.

7.   Revise to clarify the methods you will use to solicit proxies. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Proposal 1

Election of Directors, page 8

8.   Provide further explanation regarding the impact of the postponement of the annual meeting for 2008.   For example, Article I, Section 1 of the by-laws of the company states that an annual meeting is to be held each year. Your current disclosure suggests that you will present agenda items only relating to the 2008 annual meeting and makes no reference to when the 2009 Annual Meeting will be held. Please explain when you intend to hold the 2009 annual meeting. Your disclosure and response should set forth any relevant analysis of state corporate law provisions supportive of your approach. In addition, please reference any rights that shareholders may have under state corporate law stemming from your failure to hold an annual meeting. In this regard, we note that the last annual meeting was held in June 2007.

9.   Disclose whether each of the nominees has consented to being named as a nominee. See Rule 14a-4(d).

Board of Directors and its Committees; Director Compensation, page 12

10.   Article II, Section 1 of the bylaws of the company states that directors shall hold office until the third Annual Meeting of Stockholders next succeeding their election. If you do not intend to hold another annual meeting in 2009 related to the election of Class II directors, please clarify for shareholders that Class II directors' terms would otherwise have expired in 2009 if the company had not failed to have the 2008 annual meeting in 2008. Clarify in your disclosure that as a result of the postponement of the 2008 Annual Meeting to 2009, Class II and Class III directors' terms have effectively been extended until your next two successive annual meetings or explain, if you take a contrary view.

Statement by the Board in Opposition to Proposals 4 and 5, page 31

11.   Your disclosure suggests that a part of the Board's strategy to enhance stockholder value is dependent on the leadership and experience provided by Mr. Kevin B. Swill and Mr. James M. Orphanides. To the extent it is material to an understanding of each of their qualifications and the Board's actions in appointing them, please disclose the reasons why Messrs. Swill and Orphanides left their former positions. In this regard, we refer you to the Schedule 13D filed by Bulldog Investors on December 12, 2008 which suggested that Mr. Swill had been terminated for cause.

12.   You assert that the Full Value insurgent group is attempting to acquire control of a majority of the Board, "without paying Wilshire stockholders the control

premium they deserve." Revise to characterize this statement as your belief. Since Full Value is not acquiring shares, it is not evident that a "control premium" as that term is generally understood would apply in this context.

13. Proposal 5 is a recommendation that the Company pursue a "liquidity event." The Board opposes Proposal 5 by noting that it has recently formed a Strategic Planning Committee to "explore strategic alternative strategies for the Company." We understand this objective to include a possible liquidity event; therefore, it is not clear why the formation of the Committee for this purpose is cited as an explanation for the Board's opposition to Proposal 5. Please revise to explain.

Appendix A

14. Please update the information required by Item 5 (b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Form of Proxy Card

15. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions